Exhibit 99.1

Notice of Availability of Proxy Materials

for Cresco Labs Inc. Annual and Special Meeting of Shareholders

Meeting Date and Time: July 15, 2022, at 10:00 a.m. (Central Daylight Time)

Location: Virtual Meeting https://web.lumiagm.com/267206284

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

http://www.investors.crescolabs.com

OR

www.sedar.com

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by June 29, 2022 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular, are as follows:

1.	to receive and consider the Corporation’s financial statements for the years ended December 31, 2021 and 2020, together with the auditor’s report thereon (collectively, the “Financial Statements”);

2.	to set the number of directors of the Corporation at eleven;

3.	to elect the directors of the Corporation to serve until the next annual meeting of Shareholders or until their successors are elected or appointed;

4.	to appoint Marcum LLP as independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the directors to fix the remuneration thereof;

5.

to consider and, if deemed advisable, to pass a special resolution to amend the articles of the Corporation, the details of which are more particularly described in the Management Information Circular; and

6.	to transact any other business as may properly be brought before the Meeting or any adjournment(s) or postponement thereof.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by July 13, 2022, at 10:00 a.m. (Central Daylight Time).

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.